Exhibit 99.1

Youku Tudou Announces Completion of Merger

(Beijing China — April 5, 2016) — Youku Tudou Inc. (NYSE: YOKU), a leading multi-screen entertainment and media company in China (“Youku Tudou” or the “Company”), today announced the completion of the merger with Ali YK Subsidiary Holding Limited (“Merger Sub”), a wholly owned subsidiary of Ali YK Investment Holding Limited (“Parent”), pursuant to the previously announced agreement and plan of merger dated November 6, 2015 (the “Merger Agreement”), among the Company, Parent, Merger Sub and, solely for purposes specified therein, Alibaba Investment Limited. As a result of the merger, the Company ceased to be a publicly traded company and became a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on March 14, 2016, each of the Company’s ordinary shares issued and outstanding immediately prior to the effective time of the merger, other than (a) Class A ordinary shares owned by Parent, (b) ordinary shares owned by the Company or its subsidiaries, (c) ordinary shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under the Cayman Islands Companies Law, and (d) ordinary shares reserved (but not yet allocated) by the Company (including ordinary shares held by Citibank, N.A. in its capacity as ADS depositary) for issuance and allocation upon the exercise of any option or restricted share unit issued under the Company’s share incentive plans (ordinary shares described under (a) through (d) above are collectively referred to herein as the “Excluded Shares”), was cancelled and ceased to exist in exchange for the right to receive one eighteenth of US$27.60 in cash per share without interest, and each American depositary share (“ADS”, each representing eighteen Class A ordinary shares) issued and outstanding immediately prior to the effective time of the merger (other than any ADS that represents Excluded Shares) represents the right to receive $27.60 in cash per ADS without interest (less a cancellation fee of up to $5.00 per 100 ADSs (or any fraction thereof)), in each case, net of any applicable withholding taxes.

Registered shareholders entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the merger consideration and should wait to receive the letter of transmittal before surrendering their share certificates. As to ADS holders entitled to the merger consideration, payment of the merger consideration will be made to ADS holders promptly after Citibank, N.A., the Company’s ADS depositary, receives the merger consideration.

The Company also announced today that it requested that trading of its ADSs on the New York Stock Exchange (“NYSE”) be suspended. The Company requested NYSE to file a Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on NYSE and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC. The Company’s obligation to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

About Youku Tudou Inc.

Youku Tudou Inc. (NYSE: YOKU) is a leading multi-screen entertainment and media company in China. Youku Tudou is China’s leading Internet television platform, enabling users to search, view and share high-quality video content quickly and easily across multiple devices. Its Youku brand and Tudou brand are among the most recognized online video brands in China.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. You should not rely upon these forward-looking statements as predictions of future events.  The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

For Alibaba:

Jane C. Penner

investor@alibabagroup.com

Robert H. Christie

Alibaba Group

+1 917 860 9410

bob.christie@alibaba-inc.com

For Youku Tudou:

Chang You

Investor Relations

Youku Tudou Inc.

Tel: (+8610) 5890-6883

Email: changyou@youku.com